Exhibit 1

ADB Systems International Ltd. 6725 Airport Road, Suite 201 Mississauga, ON L4V 1V2 Tel: 905-672-7467 / Facsimile: 905-672-5705 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBY,)

For Immediate Release

ADB SYSTEMS RECEIVES $540,000 (CDN) IN NEW CAPITAL
Stonestreet exercises one million warrants

Toronto, ON—December 20, 2002—ADB Systems International (TSE: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, announced today that Stonestreet LP has exercised warrants to purchase one million shares of ADB common stock at a price of $0.35 (U.S.) per share. The warrants were issued as part of a private placement of securities in April, 2002. The proceeds, totaling $350,000 (U.S.) or $540,000 (CDN), will be used for ADB’s operations and activities.

“This new capital will be put to use in areas, such as supporting customer activities and new technology development, that will enable us to build on recent momentum,” said Jeff Lymburner, CEO of ADB Systems International Ltd.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, Skerman Group, and Vesta Insurance.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.

Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and
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ADB receives new capital/2

technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:
At ADB Systems International Ltd.
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467 ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com